Exhibit 99.1

Fanhua Reports Second Quarter and First Half 2020 Unaudited Financial Results

GUANGZHOU, China, August 24, 2020, Eastern Daylight Time, (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the second quarter and first half ended June 30, 20201.

(In thousands, except per ADS)	2019Q2 (RMB)	2020Q2 (RMB)	2020Q2 (US$)	Change %
Total net revenues	898,419	881,545	124,775	(1.9)
Operating income	77,363	96,942	13,722	25.3
Share of income of affiliates	28,830	4,487	635	(84.4)
Net income attributable to the Company’s shareholders	98,009	99,313	14,057	1.3
Diluted net income per ADS	1.78	1.85	0.26	3.9
Cash, cash equivalents and short- term investments (As of June 30, 2019 and 2020)	1,881,288	1,655,866	234,373	(12.0)

Financial Highlights for the Second Quarter of 2020:

Financial Highlights for the First Half of 2020:

(In thousands, except per ADS)	First Half 2019 (RMB)	First Half 2020 (RMB)	First Half 2020 (US$)	Change %
Total net revenues	1,870,073	1,604,168	227,055	(14.2)
Operating income	203,786	156,986	22,220	(23.0)
Share of income (loss) of affiliates	54,243	(7,852)	(1,111)	(114.5)
Net income attributable to the Company’s shareholders	245,277	145,106	20,538	(40.8)
Diluted net income per ADS	4.42	2.70	0.38	(38.9)

“Despite the headwind from COVID-19 on China’s macro economy and the insurance market, Fanhua still delivered results that beat our previous estimates across various major metrics in the second quarter of 2020, fully demonstrating the sustainability and resilience of our business model.” Commenting on the financial results of second quarter of 2020, Mr. Chunlin Wang, chairman and chief executive officer of Fanhua, stated, “With the gradual resumption of offline business activities since early May, our life insurance business have been steadily growing month-by-month. In June 2020, new life insurance business in annualized premiums equivalent (“APE”) has exceeded RMB180 million, returning to normal levels from before the pandemic. In the second quarter of 2020, our operating income increased 25.3% year-over-year to RMB96.9 million and our life insurance business grew 19.2% year-over-year to RMB2.3 billion in gross written premiums (“GWP”), of which first year regular premiums exceeded RMB611.9 million and renewal premiums grew 37.9% year-over-year to RMB1.7 billion while APE increased 25.3% quarter-over-quarter to RMB385.6 million in the second quarter of 2020. In addition, our claims adjusting business recorded stellar growth of 36.1% year-over-year in the second quarter of 2020, contributed by the breakthrough that we’ve made in medical-insurance related claims adjusting business.

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the effective noon buying rate as of June 30, 2020 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

“As the pandemic is getting under control in China, we have full confidence in achieving year-over-year and quarter-over-quarter positive growth in GWP, total net revenues, APE and non-GAAP operating income excluding share-based compensation expenses in the third quarter of 2020.”

Financial Results for the Second Quarter of 2020

Total net revenues were RMB881.5 million (US$124.8 million) for the second quarter of 2020, representing a decrease of 1.9% from RMB898.4 million for the corresponding period in 2019.

●	Net revenues for the life insurance business were RMB728.5 million (US$103.1 million) for the second quarter of 2020, representing a decrease of 5.6% from RMB771.6 million for the corresponding period in 2019. The decrease was mainly due to the decline of 13.9% year-over-year in first year commission from RMB584.8 million in the second quarter of 2019 to RMB503.5 million in the second quarter of 2020, offset by the growth of 20.5% year-over-year in renewal commissions from RMB186.8 million in the second quarter of 2019 to RMB225.0 million in the second quarter of 2020 as a result of the accumulation of renewal business and high persistency ratio. Revenues generated from our life insurance business accounted for 82.6% of our total net revenues in the second quarter of 2020.

●	Net revenues for the P&C insurance business were RMB37.3 million (US$5.3 million) for the second quarter of 2020, representing a decrease of 10.8% from RMB41.8 million for the corresponding period in 2019. Revenues for the P&C insurance business mainly derived from commissions generated from Baowang (www.baoxian.com). The decrease was primarily due to the decrease in the sales of accident and travel insurance products distributed through Baowang (www.baoxian.com), offset by the growth in the sales of short term health insurance products. Revenues generated from the P&C insurance business accounted for 4.2% of our total net revenues in the second quarter of 2020.

●	Net revenues for the claims adjusting business were RMB115.8 million (US$16.4 million) for the second quarter of 2020, representing an increase of 36.1% from RMB85.1 million for the corresponding period in 2019. The increase was mainly due to the growth in our medical insurance-related claims adjusting business. Revenues generated from the claims adjusting business accounted for 13.2% of our total net revenues in the second quarter of 2020.

Total operating costs and expenses were RMB784.6 million (US$111.1 million) for the second quarter of 2020, representing a decrease of 4.4% from RMB821.1 million for the corresponding period in 2019.

●	Commission costs were RMB599.7 million (US$84.9 million) for the second quarter of 2020, representing an increase of 1.6% from RMB590.5 million for the corresponding period in 2019.

♦	Costs of the life insurance business were RMB506.8 million (US$71.7 million) for the second quarter of 2020, representing a decrease of 1.5% from RMB514.3 million for the corresponding period in 2019. The decrease was in line with the decline in net revenues generated from our life insurance business. Costs incurred by the life insurance business accounted for 84.5% of our total commission costs in the second quarter of 2020.

♦	Costs of the P&C insurance business were RMB28.6 million (US$4.1 million) for the second quarter of 2020, representing an increase of 4.4% from RMB27.4 million for the corresponding period in 2019. The costs of the P&C insurance business mainly represent commission costs we incurred for operating Baowang (www.baoxian.com). Costs incurred by the P&C insurance business accounted for 4.8% of our total commission costs in the second quarter of 2020.

♦	Costs of claims adjusting business were RMB64.3 million (US$9.1 million) for the second quarter of 2020, representing an increase of 31.8% from RMB48.8 million for the corresponding period in 2019. Costs incurred by the claims adjusting business accounted for 10.7% of our total commission costs in the second quarter of 2020. The increase was due to the growth in our medical insurance-related claims adjusting business.

●	Selling expenses were RMB70.1 million (US$9.9 million) for the second quarter of 2020, representing a decrease of 27.7% from RMB97.0 million for the corresponding period in 2019. The decrease was mainly due to the decrease of share-based compensation expenses related to shares subscribed by sales team leaders under the Company’s 521 Plan to approximately RMB70,000 from RMB28.6 million in the corresponding period in 2019. Adjusted selling expenses which excluded share-based compensation expenses were RMB70.1 million (US$9.9 million) in the second quarter of 2020, representing an increase of 2.3% from RMB68.5 million for the corresponding period of 2019. The increase was mainly due to the combined impact of the increase in sales outlets and decreases in travel and conference expenses as a result of fewer offline sales activities affected by the pandemic.

●	General and administrative expenses were RMB114.7 million (US$16.2 million) for the second quarter of 2020, representing a decrease of 14.1% from RMB133.6 million for the corresponding period in 2019. The decrease was mainly due to reduced travel and conference expenses affected by the pandemic and the decrease of share-based compensation expenses related to shares subscribed by key managerial personnel under the Company’s 521 Plan to approximately RMB28,000 from RMB11.4 million in the corresponding period in 2019. Adjusted general and administrative expenses which excluded share-based compensation expenses were RMB114.7 million (US$16.2 million) in the second quarter of 2020, representing a decrease of 6.1% from RMB122.2 million in the corresponding period in 2019.

As a result of the preceding factors, we had an operating income of RMB96.9 million (US$13.7 million) for the second quarter of 2020, representing an increase of 25.3% from RMB77.4 million for the corresponding period in 2019.

Non-GAAP operating income2, which excluded share-based compensation expenses, was RMB97.0 million (US$13.7 million) for the second quarter of 2020, representing a decrease of 17.3% from RMB117.4 million for the corresponding period in 2019.

Operating margin was 11.0% for the second quarter of 2020, compared to 8.6% for the corresponding period in 2019.

Non-GAAP operating margin3 was 11.0% for the second quarter of 2020, compared to 13.1% for the corresponding period in 2019.

Investment income was RMB5.3 million (US$0.7 million) for the second quarter of 2020, representing a decrease of 67.1% from RMB16.1 million for the corresponding period in 2019. The investment income in the second quarter of 2020 consisted of yields from short-term investments in financial products. The decrease in yields from short-term investments in financial products was mainly due to (i) changes in composition of our short-term investment portfolio, with increased allocation to wealth management products issued by banks which offer relatively lower yields as compared to other financial products in the portfolio; (ii) a year-over-year decrease in yields from wealth management products issued by banks; and (iii) a decrease in cash available for investment in short-term investment products due to the share buyback program implemented in 2019. Our investment income fluctuates from quarter to quarter because investment income is recognized when investments matured or disposed.

Interest income was RMB5.1 million (US$0.7 million) for the second quarter of 2020, representing an increase of 218.8% from RMB1.6 million for the corresponding period in 2019. The increase in interest income in the second quarter of 2020 was mainly due to short-term loans amounting to RMB90.0 million with 10% annual interest rate.

Income tax expense was RMB30.0 million (US$4.2 million) for the second quarter of 2020, representing a decrease of 18.7% from RMB36.9 million for the corresponding period in 2019. The effective tax rate for the second quarter of 2020 was 22.9% compared with 35.0% for the corresponding period in 2019. The decrease in effective tax rate was mainly due to (i)exemption from income tax for investment income derived from certain fund product; and (ii) higher share-based compensation expenses in the same period in 2019 which were non-tax deductible.

[2]	Non-GAAP operating income is defined as operating income before share-based compensation expenses.

[3]	Non-GAAP operating margin is defined as Non-GAAP operating income as a percentage of net revenue.

Share of income of affiliates was RMB4.5 million (US$0.6 million) for the second quarter of 2020, representing a decrease of 84.4% from RMB28.8 million for the corresponding period in 2019, mainly attributable to the decrease in income from CNFinance Holdings Limited (“CNFinance”).

Net income was RMB105.2 million (US$14.9 million) for the second quarter of 2020, representing an increase of 8.0% from RMB97.4 million for the corresponding period in 2019.

Net income attributable to the Company’s shareholders was RMB99.3 million (US$14.1 million) for the second quarter of 2020, representing an increase of 1.3% from RMB98.0 million for the corresponding period in 2019. The increase was mainly due to the combined impact of the increase in operating income and decreases in investment income and share of income of affiliates.

Non-GAAP net income attributable to the Company’s shareholders4 was RMB99.4 million (US$14.1 million) for the second quarter of 2020, representing a decrease of 28.0% from RMB138.0 million for the corresponding period in 2019. The decrease was mainly due to the combined effect of the decrease in non-GAAP operating income and the decreases in investment income and share of income from affiliates.

Net margin was 11.3% for the second quarter of 2020 as compared to 10.9% for the corresponding period in 2019.

Non-GAAP net margin5 was 11.3% for the second quarter of 2020, compared to 15.4% for the corresponding period in 2019.

Basic and diluted net income per ADS were RMB1.85 (US$0.26) and RMB1.85 (US$0.26) for the second quarter of 2020, respectively, representing decreases of 3.4% and 3.9% from RMB1.79 and RMB1.78 for the corresponding period in 2019.

Non-GAAP basic6 and diluted net income per ADS7 were RMB1.85 (US$0.26) and RMB1.85 (US$0.26) for the second quarter of 2020, respectively, representing decreases of 26.3% and 26.3% from RMB2.51 and RMB2.51 for the corresponding period in 2019.

As of June 30, 2020, the Company had RMB1,655.9 million (US$234.4 million) in cash, cash equivalents and short-term investments.

[4]	Non-GAAP net income attributable to shareholders is defined as net income attributable shareholders before share-based compensation expenses.

[5]	Non-GAAP net margin is defined as non-GAAP net income attributable to shareholders as a percentage of net revenue.

[6]	Non-GAAP basic net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of ADS outstanding of the Company during the period.

[7]	Non-GAAP diluted net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total diluted weighted average number of ADS outstanding of the Company during the period.

Financial Results for the First Half of 2020

Total net revenues were RMB1,604.2 million (US$227.1 million) for the first half of 2020, representing a decrease of 14.2 %from RMB1,870.1 million for the corresponding period in 2019.

●	Net revenues for the life insurance business were RMB1,353.7 million (US$191.6 million) for the first half of 2020, representing a decrease of 17.0% from RMB1,630.8 million for the corresponding period in 2019. The decrease was mainly due to the decline of 29.2% in first year commission from RMB1,255.0 million to RMB888.7 million, offset by the growth of 23.7% in renewal commissions from RMB375.8 million to RMB465.0 million as a result of the growth of our renewal business and high persistency ratio. Revenues generated from our life insurance business accounted for 84.4% of our total net revenues in the first half of 2020.

●	Net revenues for the P&C insurance business were RMB62.3 million (US$8.8 million) for the first half of 2020, representing a decrease of 22.0% from RMB79.9 million for the corresponding period in 2019. Revenues for the P&C insurance business are mainly derived from commissions generated from Baowang (www.baoxian.com). The decrease was primarily due to the decrease in the sales of accident and travel insurance products distributed through Baowang (www.baoxian.com), offset by the growth in the sales of short term health insurance products. Revenues generated from the P&C insurance business accounted for 3.9% of our total net revenues in the first half of 2020.

●	Net revenues for the claims adjusting business were RMB188.3 million (US$26.6 million) for the first half of 2020, representing an increase of 18.1% from RMB159.4 million for the corresponding period in 2019. The increase was mainly due to the growth in our medical insurance-related claims adjusting business. Revenues generated from the claims adjusting business accounted for 11.7% of our total net revenues in the first half of 2020.

Total operating costs and expenses were RMB1,447.2 million (US$204.8 million) for the first half of 2020, representing a decrease of 13.1% from RMB1,666.3 million for the corresponding period in 2019.

●	Commission costs were RMB1,090.6 million (US$154.4 million) for the first half of 2020, representing a decrease of 13.4% from RMB1,259.1 million for the corresponding period in 2019. The decrease in commission cost was mainly in line with the decrease of life insurance business.

♦	Costs of the life insurance business were RMB934.3 million (US$132.2 million) for the first half of 2020, representing a decrease of 16.3% from RMB1,115.8 million for the corresponding period in 2019. The decrease was in line with the decline in net revenues generated from our life insurance business. Costs incurred by the life insurance business accounted for 85.6% of our total commission costs in the first half of 2020.

♦	Costs of the P&C insurance business were RMB45.3 million (US$6.4 million) for the first half of 2020, representing a decrease of 12.9% from RMB52.0 million for the corresponding period in 2019. The costs of the P&C insurance business mainly represent commission costs we incurred for operating Baowang (www.baoxian.com). The decrease was in line with the decrease in net revenues generated from our P&C insurance business. Costs incurred by the P&C insurance business accounted for 4.2% of our total commission costs in the first half of 2020.

♦	Costs of claims adjusting business were RMB111.1 million (US$15.7 million) for the first half of 2020, representing an increase of 21.6% from RMB91.4 million for the corresponding period in 2019. Costs incurred by the claims adjusting business accounted for 10.2% of our total commission costs in the first half of 2020.

●	Selling expenses were RMB131.4 million (US$18.6 million) for the first half of 2020, representing a decrease of 18.7% from RMB161.7 million for the corresponding period in 2019. The decrease was mainly due to the decrease of share-based compensation expenses related to shares subscribed by sales team leaders under the Company’s 521 Plan to approximately RMB140,000 from RMB30.9 million in the corresponding period in 2019. Adjusted selling expenses which excluded share-based compensation expenses were RMB131.3 million (US$18.6 million) in the first half of 2020, representing an increase of 0.4% from RMB130.8 million for the corresponding period of 2019. The increase was mainly due to the combined impact of the increase in sales outlets and the decrease in travel and conference expenses.

●	General and administrative expenses were RMB225.2 million (US$31.9 million) for the first half of 2020, representing a decrease of 8.3% from RMB245.5 million for the corresponding period in 2019. The decrease was mainly due to reduced travel and convention expense affected by the pandemic, and the decrease of share-based compensation expenses related to shares subscribed by key managerial personnel under the Company’s 521 Plan to approximately RMB56,000 from RMB12.4 million in the corresponding period in 2019. Adjusted general and administrative expenses which excluded share-based compensation expenses were RMB225.1 million (US$31.9 million) in the first half of 2020, representing a decrease of 3.4% from RMB233.1 million in the corresponding period in 2019.

As a result of the preceding factors, we had an operating income of RMB157.0 million (US$22.2 million) for the first half of 2020, representing a decrease of 23.0% from RMB203.8 million for the corresponding period in 2019.

Non-GAAP operating income2, which excluded share-based compensation expenses, was RMB157.2 million (US$22.2 million) for the first half of 2020, representing a decrease of 36.4% from RMB247.1 million for the corresponding period in 2019.

Operating margin was 9.8% for the first half of 2020, compared to 10.9% for the corresponding period in 2019.

Non-GAAP operating margin3 was 9.8% for the second quarter of 2020, compared to 13.2% for the corresponding period in 2019.

Investment income was RMB14.1 million (US$2.0 million) for the first half of 2020, representing a decrease of 73.3% from RMB52.9 million for the corresponding period in 2019. The investment income in the first half of 2020 consisted of yields from short-term investments in financial products. The decrease in yields from short-term investments in financial products was mainly due to (i) changes in composition of our short-term investment portfolio, with increased allocation to wealth management products issued by banks which offer relatively lower yields as compared to other financial products in the portfolio; (ii) a year-over-year decrease in yields from wealth management products issued by banks; (iii) a decrease in cash available for investment in short-term investment products due to the share buyback program of 2019. Our investment income fluctuates from quarter to quarter because investment income is recognized when investments matured or disposed.

Interest income was RMB7.9 million (US$1.1 million) for the first half of 2020, representing an increase of 295.0% from RMB2.0 million for the corresponding period in 2019. The increase in interest income in the first half of 2020 was mainly due to short-term loans amounting to RMB90.0 million with 10% annual interest rate.

Income tax expense was RMB48.6 million (US$6.9 million) for the first half of 2020, representing a decrease of 39.0% from RMB79.7 million for the corresponding period in 2019. The effective tax rate for the first half of 2020 was 23.8% compared with 29.5% for the corresponding period in 2019. The decrease was mainly because (i) investment income derived from certain fund product was exempted from income tax; and (ii) share-based compensation expenses are non tax-deductible.

Share of loss of affiliates was RMB7.9 million (US$1.1 million) for the first half of 2020, compared with share of income of affiliates of RMB54.2 million for the corresponding period in 2019, mainly attributable to a loss from CNFinance for the first half of 2020, due to the increase in its provision for credit losses mainly attributable to a combined effect of (i) the impact of the new current expected credit loss (CECL) model that took into account the deterioration in the economic outlook caused by the COVID-19 pandemic, and (ii) an increase in the amount of non-performing loans as a result of the inefficient legal proceedings under the COVID-19 pandemic.

Net income was RMB148.0 million (US$20.9 million) for the first half of 2020, representing a decrease of 39.6% from RMB245.1 million for the corresponding period in 2019.

Net income attributable to the Company’s shareholders was RMB145.1 million (US$20.5 million) for the first half of 2020, representing a decrease of 40.8% from RMB245.3 million for the corresponding period in 2019. The decrease was mainly due to the decreases in operating income, investment income and share of loss of affiliates.

Non-GAAP net income attributable to the Company’s shareholders4 was RMB145.3 million (US$20.6 million) for the first half of 2020, representing a decrease of 49.6% from RMB288.6 million for the corresponding period in 2019.

Net margin was 9.0% for the first half of 2020 as compared to 13.1% for the corresponding period in 2019.

Non-GAAP net margin5 was 9.1% for the first half of 2020, compared to 15.4% for the corresponding period in 2019.

Basic and diluted net income per ADS were RMB2.70 (US$0.38) and RMB2.70 (US$0.38) for the first half of 2020, respectively, representing decreases of 38.9% and 38.9% from RMB4.42 and RMB4.42 for the corresponding period in 2019.

Non-GAAP basic6 and diluted net income per ADS7 were RMB2.71 (US$0.38) and RMB2.71 (US$0.38) for the first half of 2020, respectively, representing decreases of 47.9% and 47.9% from RMB5.20 and RMB5.20 for the corresponding period in 2019.

Key Operational Metrics for Fanhua’s Online Initiatives in the Second Quarter of 2020:

●	Lan Zhanggui - Our one-stop insurance service platform:

➢	The number of registered users of Lan Zhanggui was 1,203,577 as of June 30, 2020, representing an increase of 48.2% from 812,097 as of June 30, 2019;

➢	The number of active users of Lan Zhanggui[8] was 38,321 in the second quarter of 2020, as compared to 56,993 in the corresponding period of 2019. The number of active users of Lan Zhanggui who have sold at least one life insurance policy was 35,277 in the second quarter of 2020, as compared to 50,006 in the corresponding period of 2019;

➢	Insurance premiums generated through Lan Zhanggui were RMB602.7 million (US$85.3 million) in the second quarter of 2020, among which life insurance premiums was RMB581.2 million (US$82.3 million) and non-life insurance premiums were RMB21.5 million (US$3.0 million), respectively, as compared to RMB693.2 million total insurance premiums generated through Lan Zhanggui which included RMB670.0 million life insurance premiums and RMB23.2 million non-life insurance premiums in the corresponding period of 2019.

●	eHuzhu - Our online mutual aid platform:

➢	The number of paying members was 3.2 million as of June 30, 2020, as compared to 3.7 million as of June 30, 2019.

●	Baowang (www.baoxian.com) - Our direct-to-consumer (“DTC”) online insurance platform for Accident & Short Term Health insurance(“A&H”), travel and homeowner insurance:

➢	The number of registered customer accounts was 2.9 million as of June 30, 2020, representing an increase of 16.0% from approximately 2.5 million as of June 30, 2019;

➢	The number of active customer accounts[9] was 78,570 in the second quarter of 2020, representing a decrease of 31.8% from 115,251 in the corresponding period of 2019;

➢	Insurance premiums generated on Baoxian.com was RMB91.6 million (US$13.0 million) in the second quarter of 2020 as compared to RMB93.4 million in the corresponding period of 2019.

[8]	Active users of Lan Zhanggui included users who sold at least one insurance policy through Lan Zhanggui (through either its mobile application or WeChat public account) during the specific period.

[9]	Active customer accounts are defined as customer accounts that made at least one purchase directly throughwww.baoxian.com, its mobile application, or WeChat public account during the specified period.

Recent Developments

●	As of June 30, 2020, Fanhua had 629,773 sales agents and 1,620 professional claims adjusters, compared with 812,097 sales agents and 1,199 claims adjusters as of June 30, 2019. The decrease in the number of sales agents was mainly due to our efforts to streamline sales force and focus more on better performing sales agents. The number of performing agents[10] was 96,614, and the number of performing agents for selling life insurance products was approximately 35,539 in the second quarter of 2020. As of June 30, 2020, Fanhua’s distribution network consisted of 775 sales outlets in 21 provinces and 118 services outlets in 31 provinces, compared with 733 sales outlets in 21 provinces and 144 service outlets in 31 provinces as of June 30, 2019.

●	In July 2020, Fanhua ranked 20th among the “Top 20 Global Insurance Brokers” ranking in 2019, according to Best’s Review, a monthly magazine published by A. M. Best, one of the most prestigious insurance rating agencies in the world. Fanhua first made the list in 2009 and is the only Asian insurance broker on the list. The ranking was based on total revenues in 2019.

Business Outlook

Fanhua expects its operating income to be no less than RMB110 million for the third quarter of 2020. This forecast is based on the current market conditions and reflects Fanhua’s preliminary estimate, which is subject to change caused by various uncertainties, including those related to the ongoing COVID-19 pandemic.

Conference Call

The Company will host a conference call to discuss its second quarter 2020 financial results as per the following details.

Time: 9:00 PM Eastern Daylight Time on August 24, 2020
or 9:00 AM Beijing/Hong Kong Time on August 25, 2020

Conference ID: 2618618

Due to the outbreak of COVID-19, operator-assisted conference calls are not available at the moment. Please pre-register online in advance to join the conference call by navigating to the link provided below and dial-in 10 minutes before the call is scheduled to begin. Conference call details will be provided upon registration.

[10]	Performing agents are defined as agents who have sold at least one insurance policy during the specified period.

Conference Call Preregistration: http://apac.directeventreg.com/registration/event/2618618

Additionally, a live and archived webcast of the conference call will be available at Fanhua’s investor relations website https://edge.media-server.com/mmc/p/oy68sqcs

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing short term health, accident, travel and homeowner insurance products and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of June 30, 2020, our distribution and service network is consisted of 775 sales outlets covering 21 provinces and 118 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non- GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides adjusted selling expenses, adjusted general and administrative expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to the Company’s shareholders, non-GAAP net margin and non-GAAP basic and diluted net income per ADS, all of which are non-GAAP financial measures. Adjusted selling expenses are defined as selling expense before share-based compensation expenses related to shares owned by sales team leaders under the Company’s 521 Plan. Adjusted general and administrative expenses are defined as general and administrative expense before share-based compensation expenses related to shares owned by employees under the Company’s 521 Plan. Non-GAAP operating income is defined as operating income before share-based compensation expenses associated with the Company’s 521 Plan. Non-GAAP operating margin is defined as Non-GAAP operating income as a percentage of net revenue. Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before share-based compensation expenses associated with the Company’s 521 Plan. Non-GAAP net margin is a non-GAAP measure that is defined as Non-GAAP net income attributable to the Company's shareholders as a percentage of net revenue. Non-GAAP basic net income per ADS is a non-GAAP measure and is defined as net income attributable to the Company’s shareholders before share-based compensation expenses associated with the Company’s 521 Plan divided by total weighted average number of ADS outstanding of the Company during the period. Non-GAAP diluted net income per ADS is a non-GAAP measure and is defined as net income attributable to the Company’s shareholders before share-based compensation expenses associated with the Company’s 521 Plan divided by total weighted average number of diluted ADS outstanding of the Company during the period. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that such measures exclude items that were significant in the second quarter and first half of 2019.

In light of these limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this release.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2019 [11]	2020	2020
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	169,653	670,900	94,960
Restricted cash	95,952	100,594	14,238
Short term investments	1,612,351	984,966	139,413
Accounts receivable, net	682,171	633,126	89,613
Insurance premium receivables	5,067	571	81
Other receivables	61,570	148,590	21,031
Other current assets	54,987	57,377	8,121
Total current assets	2,681,751	2,596,124	367,457

Non-current assets:
Restricted bank deposit - non current	—	15,243	2,158
Property, plant, and equipment, net	40,806	37,381	5,291
Goodwill and intangible assets, net	110,191	109,951	15,562
Deferred tax assets	7,327	9,477	1,341
Investment in affiliates	363,414	356,420	50,448
Other non-current assets	46,917	46,462	6,576
Right of use assets	190,437	202,209	28,621
Total non-current assets	759,092	777,143	109,997
Total assets	3,440,843	3,373,267	477,454

Current liabilities:
Accounts payable	382,882	349,968	49,535
Insurance premium payables	7,901	37,434	5,298
Other payables and accrued expenses	220,290	210,555	29,802
Accrued payroll	101,664	84,615	11,976
Income tax payable	155,251	151,741	21,478
Current operating lease liability	79,986	84,416	11,948
Total current liabilities	947,974	918,729	130,037

Non-current liabilities:
Refundable share rights deposits	266,901	270,862	38,338
Other tax liabilities	70,350	67,219	9,514
Deferred tax liabilities	7,898	17,398	2,463
Non-current operating lease liability	103,252	106,275	15,042
Total non-current liabilities	448,401	461,754	65,357
Total liabilities	1,396,375	1,380,483	195,394

Ordinary shares	9,235	9,235	1,307
Treasury stock	(1,146)	(1,146)	(162)
Additional paid-in capital	393	590	84
Statutory reserves	508,739	508,739	72,007
Retained earnings	1,479,494	1,408,247	199,324
Accumulated other comprehensive loss	(65,429)	(48,928)	(6,925)
Total shareholders’ equity	1,931,286	1,876,737	265,635
Non-controlling interests	113,182	116,047	16,425
Total equity	2,044,468	1,992,784	282,060
Total liabilities and equity	3,440,843	3,373,267	477,454

[11]	In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a timelier manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 adds to U.S. GAAP an impairment model (known as the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. The Company adopted the ASU No. 2016-13 on a modified-retrospective basis, the cumulative-effect adjustment reduce opening retained earnings balance by approximately RMB7.4 million in the statement of financial position as of January 1, 2020.

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,			June 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	US$
Net revenues:
Agency	813,360	765,707	108,379	1,710,664	1,415,918	200,410
Life insurance business	771,593	728,455	103,106	1,630,778	1,353,660	191,598
P&C insurance business	41,767	37,252	5,273	79,886	62,258	8,812
Claims adjusting	85,059	115,838	16,396	159,409	188,250	26,645
Total net revenues	898,419	881,545	124,775	1,870,073	1,604,168	227,055
Operating costs and expenses:
Agency	(541,691)	(535,468)	(75,790)	(1,167,788)	(979,565)	(138,648)
Life insurance Business	(514,313)	(506,845)	(71,739)	(1,115,795)	(934,264)	(132,236)
P&C insurance Business	(27,378)	(28,623)	(4,051)	(51,993)	(45,301)	(6,412)
Claims adjusting	(48,762)	(64,250)	(9,094)	(91,359)	(111,066)	(15,720)
Total operating costs	(590,453)	(599,718)	(84,884)	(1,259,147)	(1,090,631)	(154,368)
Selling expenses	(97,037)	(70,144)	(9,928)	(161,679)	(131,399)	(18,598)
General and administrative expenses	(133,566)	(114,741)	(16,241)	(245,461)	(225,152)	(31,869)
Total operating costs and expenses	(821,056)	(784,603)	(111,053)	(1,666,287)	(1,447,182)	(204,835)
Income from operations	77,363	96,942	13,722	203,786	156,986	22,220
Other income, net:
Investment income	16,099	5,269	746	52,924	14,129	2,000
Interest income	1,550	5,050	715	1,969	7,944	1,124
Others, net	10,445	23,373	3,308	11,894	25,388	3,593
Income from operations before income taxes and share income of affiliates	105,457	130,634	18,491	270,573	204,447	28,937
Income tax expense	(36,865)	(29,967)	(4,242)	(79,728)	(48,624)	(6,882)
Share of income (loss) of affiliates	28,830	4,487	635	54,243	(7,852)	(1,111)
Net income	97,422	105,154	14,884	245,088	147,971	20,944
Less: net income (loss) attributable to noncontrolling interests	(587)	5,841	827	(189)	2,865	406
Net income attributable to the Company’s shareholders	98,009	99,313	14,057	245,277	145,106	20,538

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

 (In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:
Basic	0.09	0.09	0.01	0.22	0.14	0.02
Diluted	0.09	0.09	0.01	0.22	0.14	0.02
Net income per ADS:
Basic	1.79	1.85	0.26	4.42	2.70	0.38
Diluted	1.78	1.85	0.26	4.42	2.70	0.38
Shares used in calculating net income per share:
Basic	1,097,540,729	1,073,891,784	1,073,891,784	1,109,847,348	1,073,891,784	1,073,891,784
Diluted	1,098,214,541	1,074,291,378	1,074,291,378	1,110,703,833	1,074,291,402	1,074,291,402
Net income	97,422	105,154	14,884	245,088	147,971	20,944
Other comprehensive income, net of tax: Foreign currency translation adjustments	8,137	137	19	3,390	3,857	546
Share of other comprehensive gain of affiliates	1,401	9	1	123	859	122
Unrealized net gains on available-for-sale investments	—	9,224	1,306	—	11,785	1,668
Comprehensive income	106,960	114,524	16,210	248,601	164,472	23,280
Less: Comprehensive (loss) income attributable to the noncontrolling interests	(587)	5,841	827	(189)	2,865	406
Comprehensive income attributable to the Company’s shareholders	107,547	108,683	15,383	248,790	161,607	22,874

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,			June 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	97,422	105,154	14,884	245,088	147,971	20,944
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	(12,458)	—	—	(45,357)	(5,102)	(722)
Share of income of affiliates	(28,830)	(4,487)	(635)	(54,243)	7,852	1,111
Other non-cash adjustments	72,235	37,873	5,360	97,087	70,937	10,041
Changes in operating assets and liabilities:	(249,683)	(98,533)	(13,945)	(317,077)	(47,090)	(6,665)
Net cash (used in) generated from operating activities	(121,314)	40,007	5,664	(74,502)	174,568	24,709
Purchase of short term investments	(1,563,780)	(1,827,390)	(258,650)	(3,168,680)	(4,608,122)	(652,237)
Proceeds from disposal of short term investments	1,678,095	2,190,382	310,028	3,502,317	5,251,214	743,261
Cash paid for loan receivables to a third party	—	(30,000)	(4,246)	—	(90,000)	(12,739)
Others	(4,158)	(3,554)	(503)	(8,562)	(5,743)	(813)
Net cash generated from investing activities	110,157	329,438	46,629	325,075	547,349	77,472
Proceeds of employee and grantee subscriptions	—	—	—	111,305	—	—
Dividends paid	(206,742)	(208,830)	(29,558)	(206,742)	(208,830)	(29,558)
Repurchase of shares from open market	(247,310)	—	—	(329,691)	—	—
Proceeds of cash consideration related to disposal of subsidiaries	14,463	—	—	19,463	—	—
Others	4	—	—	4	—	—
Net cash used in financing activities	(439,585)	(208,830)	(29,558)	(405,661)	(208,830)	(29,558)
Net increase (decrease) in cash, cash equivalents and restricted cash	(450,742)	160,615	22,735	(155,088)	513,087	72,623
Cash, cash equivalents and restricted cash at beginning of period	1,139,296	626,359	88,655	848,166	265,605	37,594
Effect of exchange rate changes on cash and cash equivalents	13,510	(237)	(34)	8,986	8,045	1,139
Cash, cash equivalents and restricted cash at end of period	702,064	786,737	111,356	702,064	786,737	111,356

FANHUA INC.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	For The Three Months Ended June 30
	2019			2020
	GAAP	Share-based compensation expenses	Non-GAAP	GAAP	Share-based compensation expenses	Non-GAAP	Change%
Net revenues	898,419	—	898,419	881,545	—	881,545	(1.9)
Selling expenses	(97,037)	(28,571)	(68,466)	(70,144)	(70)	(70,074)	2.3
General and administrative expenses	(133,566)	(11,429)	(122,137)	(114,741)	(28)	(114,713)	(6.1)
Income from operations	77,363	(40,000)	117,363	96,942	(98)	97,040	(17.3)
Operating margin	8.6%	—	13.1%	11.0%	—	11.0%	(16.0)
Net income (loss) attributable to the Company’s shareholders	98,009	(40,000)	138,009	99,313	(98)	99,411	(28.0)
Net margin	10.9%	—	15.4%	11.3%	—	11.3%	(26.6)
Net income per share:
Basic	0.09	—	0.13	0.09	—	0.09	(30.8)
Diluted	0.09	—	0.13	0.09	—	0.09	(30.8)
Net income per ADS:
Basic	1.79	—	2.51	1.85	—	1.85	(26.3)
Diluted	1.78	—	2.51	1.85	—	1.85	(26.3)
Shares used in calculating net income per share:
Basic	1,097,540,729	—	1,097,540,729	1,073,891,784	—	1,073,891,784	—
Diluted	1,098,214,541	—	1,098,214,541	1,074,291,378	—	1,074,291,378	—

	For The Six Months Ended June 30
	2019			2020
	GAAP	Share-based compensation expenses	Non-GAAP	GAAP	Share-based compensation expenses	Non-GAAP	Change%
Net revenues	1,870,073		1,870,073	1,604,168	—	1,604,168	(14.2)
Selling expenses	(161,679)	(30,931)	(130,748)	(131,399)	(140)	(131,259)	0.4
General and administrative expenses	(245,461)	(12,373)	(233,088)	(225,152)	(56)	(225,096)	(3.4)
Income from operations	203,786	(43,304)	247,090	156,986	(196)	157,182	(36.4)
Operating margin	10.9%		13.2%	9.8%		9.8%	(25.8)
Net income (loss) attributable to the Company’s shareholders	245,277	(43,304)	288,581	145,106	(196)	145,302	(49.6)
Net margin	13.1%	—	15.4%	9.0%	—	9.1%	(40.9)
Net income per share:
Basic	0.22	—	0.26	0.14	—	0.14	(46.2)
Diluted	0.22	—	0.26	0.14	—	0.14	(46.2)
Net income per ADS:
Basic	4.42	—	5.20	2.70	—	2.71	(47.9)
Diluted	4.42	—	5.20	2.70	—	2.71	(47.9)
Shares used in calculating net income per share:
Basic	1,109,847,348	—	1,109,847,348	1,073,891,784	—	1,073,891,784	—
Diluted	1,110,703,833	—	1,110,703,833	1,074,291,378	—	1,074,291,378	—

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.